# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forward Industries, Inc., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 Congress Avenue, Suite 500, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002017172
Persons authorized to receive notices and communications: Prat Vallabhaneni, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; Laura Katherine Mann, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; Erica Hogan, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200

## Reporting persons
- Multicoin Capital Management, LLC (CIK 0002017172): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Multicoin Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tushar Jain: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Forward Industries, Inc.
Address of issuer's principal executive offices: 111 Congress Avenue, Suite 500, Austin, Texas (TX), 78701
Comment: This Amendment No. 2 to the Schedule 13D ("Amendment No. 2") is being filed to report that as of April 30, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock. This Amendment No. 2 constitutes an exit filing for the Reporting Persons. This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on September 18, 2025, as amended and supplemented by Amendment No. 1 to Schedule 13D as filed on April 8, 2026 (the "Original Schedule 13D", and the Original Schedule 13D as further amended and supplemented by this Amendment No. 2, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Issuer"), formerly having its principal executive offices at 700 Veterans Memorial Highway, Suite 100, Hauppauge, New York 11788, and presently having its principal executive offices at 111 Congress Avenue, Suite 500, Austin, Texas 78701. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 constitutes an "exit filing" for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

On May 5, 2026, MCMF LP transferred 1,783,519 shares of Common Stock to Lemmings Holdings, LLC.

On April 30, 2026, pursuant to the terms of the Lead Investor Agreement and Assignment Agreement, MCMF LP assigned 4,458,796 Lead Investor Warrants to Lemmings Holdings, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) MCM LLC, MCMF LP and Mr. Jain each beneficially own an aggregate of 0 shares of Common Stock which represent 0.0% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 1 is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
In the 60 days prior to this filing, the following describes the Reporting Persons' transfer activity in shares of Common Stock:

Date of Transaction: May 5, 2026
Amount of Securities Sold: 1,783,519
Price Per Share: $4.43

In the 60 days prior to this filing, the following describes the Reporting Persons' assignment activity in the Lead Investor Warrants:

Date of Transaction: April 30, 2026
Amount of Securities Sold: 4,458,796
Price Per Share: $3.91
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 30, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of such issuer's securities used as reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Multicoin Capital Management, LLC: /s/ Tushar Jain, Tushar Jain/Manager (05/08/2026)
- Multicoin Capital Master Fund, LP: /s/ Tushar Jain, Tushar Jain/Manager of Multicoin Capital GP, LLC, Managing Member of Multicoin Capital Fund GP I, LLC, its General Partner (05/08/2026)
- Tushar Jain: /s/ Tushar Jain, Tushar Jain (05/08/2026)